March 24, 2005


Mail Stop 0408

By U.S. Mail and facsimile to (410) 529-0147

Bonnie M. Klein
Vice President and Treasurer
BCSB Bankcorp, Inc.
4111 E. Joppa Road, Suite 300
Baltimore, MD  21236

Re:	BCSB Bankcorp, Inc.
      Form 10-K for the period ended September 30, 2004
      Form 10-Q for fiscal 2004 and 2005
	File No.  000-24589

Dear Ms. Klein:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business
Investment Activities - page 18

1. In future filings please provide a note to the table setting forth the carrying value of your investments discussing the concentration of issuers which exceed 10% of stockholders` equity, if any.
Please
refer to Item II.C of Industry Guide III.
Deposit Activity and Other Sources of Funds - page 20

2. We note that the borrowings shown on the Consolidated Statements of Financial Condition were not identified as short or long-term in nature. Please carefully review the requirements and related instructions to Item VII of Industry Guide III and include the relevant disclosures, or tell us why you believe they are not required.
Deposit Activity and Other Sources of Funds - page 22

3. In future filings please specify the rounding denomination used within the chart setting forth the change in dollar amounts of deposits. For example: "(dollars in thousands)".

Annual Report

Management`s Discussion & Analysis of Financial Condition &
Results
of Operations

Average Balance, Interest and Average Yields and Rates - page 8

4. In future filings please include a note to the table that explains the inconsistency between the Liabilities in the Consolidated Statements of Financial Condition showing only Junior Subordinated Debentures outstanding at September 30, 2004 and the Interest-bearing liabilities showing only Trust Preferred Securities.
Liquidity and Capital Resources - page 15

5. We note that approximately 50% of your time deposits and 35% of your total deposits, comprising in excess of $201 million will mature within the next year. Please in the future include a discussion detailing how you plan on retaining a significant portion of these deposits and your plans if you are unable to or unwilling to pay market interest rates upon maturity. Discuss and quantify additional funding sources should you experience significant disintermediation or deposit run-off.

Impact of New Accounting Standards - page F-7

6. In future filings please add a discussion specifically addressing the impact of Variable Interest Entities on the financial statements.
See paragraph 23 -26 of FIN 46(R) Consolidation of Variable
Interest
Entities.

Note 1  -  page F-13
7. Include an accounting policy in future filings for your bank owned life insurance. Disclose the nature of the investment and your revenue recognition policy.

Form 10-Q/A filed February 25, 2005
8. Please file a Form 10-Q/A and address the comments which follow.




General - Explanatory Note

9. Please revise to include a more robust description of the nature of the corrected information and the impact on the financial statements. We remain unclear as to the facts and circumstances surrounding this restatement.

10. Supplementally, please provide your analysis and rationale for not restating the financial statements for the year ended March 31,
2004. You may opt to include a timeline detailing particular events and/or circumstances, their influence on your original accounting and why and when you decided to amend your financial statements.
Refer
to the authoritative accounting literature you followed as necessary.

General - Item 3 and 4

11. Please supplementally advise us why you believe you do not have amend Item 3 Quantitative and Qualitative Disclosures about Market Risk and Item 4 Controls and Procedures, or revise your upcoming
Form
10-Q/A accordingly.

Consolidated Statements of Cash Flows - page 6

12. The Cash and Cash Equivalents ending balance for the three months ended December 31, 2004 did not agree with the Cash and Cash Equivalents balance provided in the Consolidated Statements of Financial Condition. Please carefully review all financial statements and Management`s Discussion and Analysis for mathematical accuracy and internal consistency and revise accordingly.
Note 4 - Earnings Per Share - page 8

13. We note that Net Income available to shareholders for the three
months ended December 31, 2003 does not reflect the amended value
shown in the Consolidated Statements of Operations.   Please
revise
or advise accordingly.
Management`s Discussion & Analysis of Financial Condition &
Results
of Operations
Income Taxes - page 16

14. Please include a discussion of the tax provision adjustment made to the Consolidated Statements of Operations for the three months ending December 31, 2003. Specifically address the nature of the adjustment, how the adjustment was identified, and why or why not it impacts the March 31, 2004 year-end financial statements.




* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Paula Smith (Staff Accountant) at (202) 824-
5698
or me at (202) 942-1783 with any other questions.


Sincerely,



							John P. Nolan
							Accounting Branch Chief
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Bonnie M. Klein, Vice President and Treasurer
BCSB Bankcorp, Inc.
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